MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
TODD E. MASON | 212 692 6731 |  temason@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                              August 15, 2006

VIA EDGAR
---------

Sara D. Kalin, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

RE: NAVIOS MARITIME HOLDINGS INC.
    REGISTRATION STATEMENT ON FORM F-1, AS AMENDED
    EFFECTIVE ON AUGUST 14, 2006
    FILE NO. 333-129382

Dear Ms. Kalin:

         As requested by Daniel Morris, attached to this letter please find
PDF files of the marked copies of the seven (7) amendments that were made to the above referenced registration statement prior to its declaration of effectiveness on August 14, 2006. Each PDF contains the sequentially amended filing marked to reflect the changes made from the prior filing.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
August 15, 2006

         Should you require further information please do not hesitate to contact me.

                                                      Sincerely,

                                                      /s/ Todd E. Mason

                                                      Todd E. Mason

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.
         Daniel Morris
         Securities and Exchange Commission
         Heather Tress
         Securities and Exchange Commission